Robert M. Grace, Jr.	Direct Dial: +1 803.326.3989
Vice President, General Counsel
And Secretary
June 11, 2010
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Stephen Krikorian

Re:	3D Systems Corporation Form 10-K for the fiscal year ended December 31, 2009 File No. 001-34220
Gentlemen:
     On behalf of 3D Systems Corporation (the “Company”), I hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the above-referenced filings set forth in its comment letter dated May 27, 2010 (the “Comment Letter”).
     In connection with its response, the Company acknowledges that:
•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     For convenience of reference, I have set forth below the text of the comments in the Comment Letter in bold, italicized text before the respective responses to each comment. In addition, I have conformed the section headings and paragraph numbers to those in the Comment Letter.

3D Systems Corporation • 333 Three D Systems Circle • Rock Hill, SC 29730 • USA
Phone: 803.326.3900 • Fax: 803.326.4311 • www.3dsystems.com • NASDAQ: TDSC

U.S. Securities and Exchange Commission

June 11, 2010
FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009
Consolidated Financial Statements
Note 6. Intangible Assets, page F-20
1.	Tell us your consideration of disclosing the weighted-average amortization period and the estimated amortization expense over the next five years for the non-compete agreements. We refer you to FASB ASC 350-30-50.

In response to the Staff’s comment, the Company notes that, in preparing its Form 10-K for the year ended December 31, 2009, the Company considered the need to break out the components of Other Intangible assets. The Company concluded that none of the components of Other Intangible assets, including the non-compete agreements, represented a major asset class and that none of the future amortization amounts were material to the statement of operations or to the balance sheet. Accordingly, the Company determined that disclosing the amortization period and estimated amortization expense was not required. We have included the table below, which breaks out the components of Other Intangible assets, to illustrate the basis of our conclusions:

Amounts in thousands
		Future Annual Amortization Expense
	12/31/09
	Net Balance	2010	2011-2014
Internally developed software	$0	$0	$0
Other acquisition-related intangibles	0	0	0
Non-compete agreements	151	30	30
Trade names	24	24	0
Customer relationships	551	48	48
Backlog	0	0	0

Total	$726	$102	$78

In the event that the balance of any component of Other Intangible assets represents an amount that, if broken out and disclosed separately, would be beneficial to users of the Company’s financial statements in the future, the Company will then make the appropriate disclosures as required by FASB ASC 350-30-50.
Note 14. Stock-Based Compensation and Stockholders’ Rights Plan, page F-24
2.	Tell us your consideration of providing all the disclosures required by FASB ASC 718-10-50 for the awards issued under your 2004 Stock Plan. As part of your response,

U.S. Securities and Exchange Commission

June 11, 2010
explain whether you estimate the fair value of the awards granted under the 2004 Stock Plan using a valuation technique such as an option pricing model. We refer you to FASB ASC 718-10-30.

In response to the Staff’s comment, the Company notes that as clarification to Note 14, “Stock-Based Compensation and Stockholders’ Rights Plan” in its 2009 Form 10-K, the two types of equity awards outstanding are restricted stock awards and stock options. Restricted stock is valued based on the fair market value of the common stock at the close of business on the date of grant less the amount paid by the recipient and is expensed over the vesting period of each award. The only vesting requirement is the passage of time. As such, the use of pricing models is not required for restricted stock awarded under the 2004 Stock Plan. In regards to the stock options, all outstanding options under the Company’s plans were fully vested prior to January 1, 2009. Accordingly, valuation techniques such as an option pricing model were not needed as there was no expense associated with stock options in 2009.
Note 18. Computation of Net Income (Loss) per Share, page F-29
3.	You have not disclosed whether any potentially dilutive shares were excluded from the calculation of diluted earnings per share as of December 31, 2009. Tell us how you considered the awards issued under your 2004 Stock Plan and previous stock option plans when determining the potentially dilutive shares to be included in diluted earnings per share as of December 31, 2009. We refer you to the guidance in FASB ASC 260-10-10-2 and FASB ASC 260-10-45-22 through 45-32.

In response to the Staff’s comment, the Company notes that due to the positive net income the Company reported in 2009, no dilutive potential common shares were excluded from the diluted EPS calculation. As disclosed in the last paragraph of Note 18 to the Company’s 2009 Form 10-K, for 2008 and 2007, dilutive potential common shares were excluded due to the Company’s loss position in those periods, the inclusion of which would have been anti-dilutive.

Stock options where the strike price was in excess of the market price at the close of each period were appropriately not used in the diluted EPS calculation for all years presented. These amounts were 354 thousand shares in 2009, 315 thousand shares in 2008, and 0 shares in 2007.

In the future, the Company will add language to the disclosure to make it clear that there were no dilutive potential common shares or state the amount of dilutive potential common shares if there are any.
     Part III (Incorporated by reference from the Definitive Proxy Statement filed on March 31, 2010)

U.S. Securities and Exchange Commission

June 11, 2010
Security Ownership of Certain Beneficial Owners and Management, page 7
4.	We note the statement in footnote 1 to the beneficial ownership table that the common stock amounts provided in the table include, with respect to the stockholder in question, common stock issuable upon exercise of vested options. We also note the statements in several of the other footnotes that shares attributed to a particular stockholder include shares of common stock covered by outstanding options that are currently exercisable. Please confirm, and state in future filings, that the shares listed in the table include shares the named persons or entities have a right to acquire within sixty days. See Item 403 of Regulation S-K and Rule 13d-3(d)(1) under the Exchange Act.

In response to the Staff’s comment, we confirm that the shares listed in the beneficial ownership table on page 7 of the Company’s Proxy Statement filed on March 31, 2010 include shares that the named persons or entities are deemed to own by virtue of Item 403 of Regulation S-K and Rule 13d-3(d)(1) under the Exchange Act and therefore include all shares that they have a right to acquire within sixty days.

We are also pleased to confirm that the Company will continue to disclose in beneficial ownership tables in future filings shares that the persons or entities listed are deemed to own by virtue of Item 403 of Regulation S-K and Rule 13d-3(d)(1) under the Exchange Act and, when appropriate, will state that such shares include shares the named persons or entities have a right to acquire within sixty days.
Proposal One
Election of Directors, page 10
5.	We noted your statement in this section that your board “believes that each of the nominees for director is well qualified to continue to serve as a director of the company.” With a view toward providing enhanced disclosure in future filings, please identify for each director nominee the particular experience, qualifications, attributes or skills that led your board to conclude that the individual should serve as a director. Refer to Item 401(e)(1) of Regulation S-K and Question 116.05 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website.

In response to the Staff’s comment, the Company set out on page 10 of the Proxy Statement filed on March 31, 2010, in the expanded Business Experience disclosure of each nominee for director set out on pages 11 and 12 of the Proxy Statement and in other disclosures cross-referenced in the Proxy Statement lengthy disclosure of the experience, qualifications, attributes or skills, and of the Board’s considerations, that led the Company’s Board to conclude that the individuals nominated should serve as directors.

With respect to Question 116.05 of the Staff’s Regulation S-K Compliance and Disclosure Interpretations, we are pleased to confirm that the Company will provide

U.S. Securities and Exchange Commission

June 11, 2010
additional disclosure in future filings intended to amplify with respect to each individual director nominee the particular experience, qualifications, attributes or skills that led the Company’s Board to conclude that the individual should serve as a director.
Corporate Governance Matters
Board Leadership Structure, page 13
6.	You indicate in this section that you believe the separation of the positions of Chairman and Chief Executive Officer has been beneficial to your company, although your board does not view any particular board leadership structure as preferable. With a view toward providing enhanced disclosure in future filings, please explain why you believe that your current leadership structure is appropriate given your specific characteristics and/or circumstances. Also, please discuss the extent of the board’s role in risk oversight and the effect that this has on the board’s leadership structure. Refer to Item 407(h) of Regulation S-K.

In response to the Staff’s comment, the Company is pleased to confirm that the Board separated the positions of Chairman and Chief Executive Officer in 1999, more than 10 years ago as disclosed in the section entitled “Board Leadership Structure” on page 13 of the Proxy Statement filed on March 31, 2010. Throughout that period, Mr. Loewenbaum, an independent director, has occupied the position of Chairman.

The Board determined that the existing leadership structure has proven to be beneficial for the Company. We are pleased to confirm to you that, as a result of the Board’s informal processes for communicating among members of the Board and evaluating the performance of members of the Board, it has become clear to the Company that the Board is satisfied with the current separation of the positions of Chairman and Chief Executive Officer, and the Board has formally approved the incumbents in those positions. As a result of this ongoing process, the Board did not deem it necessary to make any further formal determination as to why this current leadership structure is appropriate.

However, with a view toward providing enhanced disclosure in future filings, the Company will recommend to the Board that it adopt enhanced procedures and processes for determining whether its current leadership structure is appropriate given the Company’s specific characteristics and/or circumstances and will disclose in future filings information as to any related material conclusions of the Board.

On the matter of risk management, we are pleased to confirm to you that the management of risk is among the Board’s responsibilities in exercising its oversight responsibilities. (Please see the section titled “Responsibility and Oversight” on page 13 of the Proxy Statement for a discussion of the Board’s role in risk oversight.)

U.S. Securities and Exchange Commission

June 11, 2010
We can also advise you that 75% of the directors, including the Board’s Chairman, are independent directors, all of the Company’s directors are mindful of and diligent in carrying out their role in the oversight of the Company’s affairs, and all of them are fully aware of their responsibility to exercise appropriate business judgment after considering all relevant factors, including an evaluation of any related risks in matters that come before them.
Related Party Transactions Policies and Procedures, page 17
7.	We note your disclosure in this section that in adopting your related party transaction policy, your board preapproved certain types of transactions even if the amounts involved exceed $120,000. We also note the statement in this section that “no transactions that would constitute related-party transactions were considered by the Board or any of its committees since the beginning of 2009.” Please clarify whether the company engaged in any transactions since the beginning of fiscal 2009 that are required to be disclosed under Item 404(a) of Regulation S-K.

In response to the Staff’s comment, the Company is pleased to confirm that the Proxy Statement dated March 31, 2010 does not disclose any transactions since the beginning of fiscal 2009 that are required to be disclosed under Item 404(a) of Regulation S-K because there were no such transactions.
Director Compensation for 2009, page 18
8.	The director compensation table indicates that Messrs. Curran and Kever were paid $39,663 and $50,364, respectively, in fees for their services as directors during fiscal 2009. In light of the directors’ fees disclosed on page 19, however, it is unclear how these two directors earned the amounts disclosed in the table. Please advise.

In response to the Staff’s comment, the Company is pleased to advise the Staff that the Company has reviewed the directors’ compensation set forth in the Proxy Statement filed on March 31, 2010 and that the amounts of $39,663 and $50,364, respectively, for Messrs. Curran and Kever in the table of directors’ compensation set forth on page 18 of the Proxy Statement are accurate as is the summary of directors’ fees set forth on page 19 of the Proxy Statement. We kindly direct your attention to the disclosure under “Audit Committee” on page 14 of the Proxy Statement stating that “Mr. Curran became a member of the Audit Committee on November 10, 2009 upon the retirement of Mr. Kever as a member of that Committee.” The cash fees earned by each Board member during any year vary based on the committees on which they serve and the meetings they attend. When a change is made during the course of a year, any applicable cash fees are pro-rated.
Employee Compensation and Attendant Risks, page 22

U.S. Securities and Exchange Commission

June 11, 2010
9.	We note your statement in this section that you believe “there are no substantial risks associated with our compensation practices and that any such risks that do exist are not reasonably likely to result in a material adverse effect on us.” Please advise us of the basis for this conclusion and describe the process you undertook to reach it.

In response to the Staff’s comment, the Company is pleased to confirm that that it undertook a thorough process of evaluating any risks associated with its compensation practices in reaching the conclusion quoted in the Staff’s comment. The Company endeavors to manage any compensation risks that may arise through its system of internal financial and operational controls and its Board and management oversight processes as set out in the Proxy Statement filed on March 31, 2010.

The process by which compensation decisions are made is described in the second and third paragraphs of the section entitled “Employee Compensation and Attendant Risks” that appears on page 22 of the Proxy Statement and throughout the “Compensation Discussion and Analysis” that appears beginning on page 23 of the Proxy Statement.

The Company would also like to comment that, as an overriding condition noted in the Proxy Statement, if an employee, including any NEO, fails to perform in accordance with the Company’s Code of Conduct or Code of Ethics, such person may forfeit their incentive compensation. The location of those two documents on the Company’s website is set forth on page 17 of the Proxy Statement. The Company is pleased to supplementally confirm to you that it is not aware of any circumstance that would have caused this condition to be invoked.

Employment and Other Agreements with NEOs, page 36

10.	We note from the disclosure in this section that you have entered into a consulting arrangement with Mr. Hull and a severance agreement with Mr. McAlea. No documentation related to these arrangements, or descriptions, appear to have been filed as exhibits to your Form 10-K or incorporated by reference. Please advise. Refer to item 601(b)(10)(iii)(A).

In response to the Staff’s comment, the Company notes that no documentation related to these arrangements appears to have been filed as exhibits to the Company’s Form 10-K although descriptions of their material terms have been included in each pertinent proxy statement for several years

The Company is also pleased to inform the Staff that these arrangements reflect undertakings made to them that are currently subject to disclosure under Item 402(a) of Regulation S-K. The Company also believes that there is no Exhibit to be filed under Item 601(b)(10)(iii)(A) of Regulation S-K and that these matters are appropriately excluded from that Item as being immaterial. However, the Company is pleased to inform

U.S. Securities and Exchange Commission

June 11, 2010
you that it will file appropriate descriptions of each arrangement as an Exhibit pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K in its future filings and, once filed, thereafter incorporate them by reference or, in the event of their material modification, amend such descriptions.
* * * * * *
     We deeply appreciate the Staff’s comments availability by phone to further assist the company and trust that the foregoing adequately responds to them.
     Please don’t hesitate to contact me at (803) 326-3989, or Andrew Johnson at (803) 326-4003 if you have any questions regarding our responses. We would welcome the opportunity to discuss any matters not addressed to your satisfaction above with appropriate persons on the Staff with the objective of resolving any remaining open concerns of the Staff.

Very truly yours,

/s/Robert M. Grace, Jr. Robert M. Grace, Jr. Vice President, General Counsel and Secretary

cc:	Abraham N. Reichental Damon J. Gregoire Andrew M. Johnson